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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549
                                 ____________

                                SCHEDULE 13D/A

                       UNDER THE SECURITIES ACT OF 1934

                              (AMENDMENT NO. 8)

                        ZENITH ELECTRONICS CORPORATION
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                               (NAME OF ISSUER)


  Common Stock, par value $1.00 per share (Including the Associated Rights)
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                        (TITLE OF CLASS OF SECURITIES)

                                 989349 10 5
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                                (CUSIP NUMBER)



           Chan Ho Lee                                      Copy to:
        Managing Director                             Younghee Jin Ottley
       LG Electronics Inc.                              Winston & Strawn
         LG Twin Towers                               35 West Wacker Drive
         20, Yoido-dong                             Chicago, Illinois  60601
         Youngdungpo-gu                                  (312) 558-5600
      Seoul, Korea  150-721
       011-82-2-3777-3049



                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                March 3, 1998
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)




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                             CUSIP NO.: 989349 10

1    NAME OF REPORTING PERSONS

        LG Electronics Inc.
        LG Semicon Co., Ltd.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) (__)

                                                                        (b) (__)

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3    SEC USE ONLY


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4    SOURCE OF FUNDS

        WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                         (___)

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Republic of Korea

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

        LG Electronics Inc    -- 38,155,000 shares of Common Stock*

8    SHARED VOTING POWER

        N/A

9    SOLE DISPOSITIVE POWER

        LG Electronics Inc.   -- 12,059,800 shares of Common Stock
        LG Semicon Co., Ltd.  -- 26,095,200 shares of Common Stock





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10    SHARED DISPOSITIVE POWER

        N/A

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        LG Electronics Inc.           -- 38,155,000 shares of Common Stock*
        LG Semicon Co., Ltd.          -- 26,095,200 shares of Common Stock

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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                    (____)

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        LG Electronics Inc.         -- 56.9%*
        LG Semicon Co., Ltd.        -- 38.9%

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14    TYPE OF PERSON REPORTING

        CO

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*    Includes the shares of Zenith Electronics Corporation's common stock, par value $1.00 ("Common Stock"), held by LG Semicon Co., Ltd., a minority-owned subsidiary of LG Electronics Inc. LG Semicon Co., Ltd. granted LG Electronics Inc. a voting proxy with respect to the Common Stock held by LG Semicon Co., Ltd. Also includes 793,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.







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     This Amendment No. 8 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 13-D") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea (the "Purchaser"), and LG Semicon Co., Ltd., a corporation organized under the laws of the Republic of Korea ("LG Semicon"), filed in connection with the Purchaser's offer to purchase up to 18,619,000 shares of the outstanding common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights upon the terms and subject to the conditions set forth in the Schedule 13-D. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the
Schedule 13-D.

ITEM 1. SECURITY AND ISSUER. The name of the subject company is Zenith Electronics Corporation, a Delaware corporation, with its principal executive offices located at 1000 Milwaukee Avenue, Glenview, Illinois 60025. The equity securities to which this amendment relates to are the Common Stock of the Company.

ITEM 2. IDENTITY AND BACKGROUND. Each reporting person is a corporation organized under the laws of the Republic of Korea. The location of their principal offices are as follows:

             LG Twin Towers
             20, Yoido-Dong Youngdungpo-gu
             Seoul, Korea  150-721

During the last five years, neither reporting person nor, to the best of the knowledge of such reporting persons, any of the executive officers of the reporting persons or the persons carrying out functions on behalf of such reporting persons similar to that of a director in a United States corporation have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The Purchaser will provide the funds in the amount of $13,250,000 being the purchase price of 2,000,000 shares of the Common Stock of the Company, as agreed upon by the Purchaser and LG Semicon, based on the closing price per share of the Common Stock on the New York Stock Exchange on the business day immediately preceding the date of transfer, from its existing funds.

ITEM 4. PURPOSE OF TRANSACTION. Pursuant to an agreement dated March 25, 1997, LG Semicon appointed the Purchaser as its true and lawful attorney-in-fact to vote the 28,095,200 shares of Common Stock of the Company owned by LG Semicon. LG Semicon transferred the 2,000,000 shares of Common Stock of the Company owned by LG Semicon to the Purchaser pursuant to a transfer agreement dated March 3, 1998 in order to adjust the legal ownership of the Company by the Purchaser and its minority-owned subsidiary, LG Semicon. The transfer of the Common Stock of the Company from LG Semicon to the Purchaser is intended to exclude the Company from the definition of Principal Subsidiary and, consequently, the coverage of certain events of default and cross defaults contained in debt instruments of LG Semicon.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Lines 7, 11 and 13 of the Cover Page to this Amendment No. 8 are hereby incorporated by reference as if originally contained herein.



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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER. Pursuant to a transfer agreement dated March 3, 1998, LG Semicon transferred to the Purchaser the 2,000,000 shares of Common Stock of the Company owned by LG Semicon.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Description
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99(a)(16)       Agreement re: transfer agreement between LG Semicon Co., Ltd.
                and LG Electronics Inc. dated March 3, 1998















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                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 6, 1998


                                              LG ELECTRONICS INC.


                                                /s/ Chan-Ho Lee
                                              ---------------------------------
                                              Name:   Chan-Ho Lee
                                                    ---------------------------
                                              Title:  Managing Director
                                                    ---------------------------



                                              LG SEMICON CO., LTD.


                                                /s/ Kyoung-Ji Lee
                                              ---------------------------------
                                              Name:   Kyoung-Ji Lee
                                                    ---------------------------
                                              Title:  Managing Director
                                                    ---------------------------